SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 15, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated July 15, 2020, The Companycommunicates that it has signed an agreement to sell to a non-related party a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of Boston Tower located at 265 Della Paolera in Catalinas District of Buenos Aires City.

The transaction price was set at approximately USD 6.7 million (USD/sqm 6,300), which had already been paid.

After this transaction, IRSA PC keeps the ownership of 12 floors of the building with an approximate leasable area of 13,800 sqm, in addition to parking spaces and other complementary spaces.

The accounting result of this operation will be recognized in the Company's Financial Statements for the first quarter of FY 2021.

The Boston Tower is a modern office building located in one of the most premium corporate areas of the City of Buenos Aires. It was designed by the renowned architect Cesar Pelli and has 27 floors and 60 parking spaces in 31,670 sqm of gross leasable area.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: July 15, 2020